UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

D.E MASTER BLENDERS 1753 N.V.

(Name of Subject Company)

D.E MASTER BLENDERS 1753 N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, nominal value €0.12 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Robin Jansen

Oosterdoksstraat 80

1011 DK Amsterdam

The Netherlands

+31 20-558-1014

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

A. Peter Harwich Allen & Overy LLP 1221 Avenue of the Americas New York, New York 10020 +1 (212) 610-6300	Onno van Klinken General Counsel & Secretary Oosterdoksstraat 80 1011 DK Amsterdam The Netherlands +31 20-558-1753

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 contains the following transcripts relating to the proposed acquisition of D.E Master Blenders 1753 N.V by Oak Leaf B.V.:

1.	Transcript of interview with Jan Bennink, Chairman and Interim CEO of D.E Master Blenders 1753 N.V., for D.E Master Blenders 1753 employees

2.	Transcript of interview with Bart Becht, Chairman of Joh. A. Benckiser, for D.E Master Blenders 1753 employees

3.	Transcript of media conference call regarding intended offer dated April 12, 2013

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DEMB 1753 INTERNAL AUDIENCE ONLY

Joh. A. Benckiser’s offer for D.E Master Blenders 1753

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities, including shares in D.E MASTER BLENDERS 1753. The public offer for the outstanding ordinary shares of D.E MASTER BLENDERS 1753 described in this announcement (the “Offer”) has not commenced. At the time the Offer is commenced, the offeror will file a Schedule TO Tender Offer Statement with the U.S. Securities and Exchange Commission (the “SEC”), and D.E MASTER BLENDERS 1753 will file a Schedule 14D-9 Solicitation/Recommendation Statement with respect to the Offer. The Tender Offer Statement (including an offer memorandum (containing information required by the securities regulator in the Netherlands as well as the SEC), a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and other documents filed by the offeror or filed or furnished by D.E MASTER BLENDERS 1753 with the SEC will be available at no charge on the SEC’s website at www.sec.gov.

Interview with Jan Bennink for D.E Master Blenders 1753 employees

Q:	What is it that you’ve announced today? And why have you agreed to this deal?

A:	What we announced today is that the Board of D.E Master Blenders recommends a bid from JAB, which is Joh. A. Benckiser of €12.50 per share for the total company.

Why did we agree to this? I think in a way when a price like that is offered to your shareholders, and the Board are a reflection of your shareholders, which is, you’re offered a price of 30 percent or actually if you look at it, 36 percent more than the average three months share price, it is such a significant premium versus what you were trading at and what you will be worth that the Board has to look at it, can I, should I accept it in the face of all the shareholders. And, as a result of that the price is such that our recommendation is that this is a very good price for the company. This is a very good deal for the company. Now, this is financials.

I think, of course, for us employees it’s also important to understand what does this mean if your company is to be taken over, at only the price. There’s other elements which we have agreed at, and this was an important decision and an important part of the discussion with the Board is, what happens with our employees, what’s the strategy going forward. Now if you get taken over, JAB actually there’s no management. Basically what they say, we like extremely much what you’re trying to do. We’d like to become also the number two company rather than doing it in a public environment, let’s do it in a private environment.

They guarantee that we continue with our strategy and there will be also important, Amsterdam headquarters will remain Amsterdam headquarters. Amsterdam or Holland is the centre of the past but also will be the centre of the future. Our R&D centre is in Holland, it will remain – the R&D centre will remain in Holland, and the two factories which we have in Holland also will absolutely be untouched, because there’s no reason to do any changes since this is a part of a big growth strategy.

So, the Board looks at it, looks at the price, looks at what’s good and bad for employees and based on the combination of the two, the price and the strategy going forward, we as a Board think that this is a good deal for the company.

Q:	But it’s another change in ownership structure. Will there be any changes from here?

A:

We’ve been through lots, and lots, and lots, and lots of changes over the last two months. So yes there is an ultimate change. I think it will be more smaller changes rather than big changes, because the strategy exactly remains the same. The investments, they look at the growth, they look at the management, they look at the part – basically they are a family holding they are in it for the long-term,

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DEMB 1753 INTERNAL AUDIENCE ONLY

so there will be very few changes. Small changes, of course there will be. I mean, any manager, any part will bring a change. But the basics, I mean, if you’re in Spain or if you’re in Australia or if you’re in Germany, will you notice anything of this? I don’t think very much.

I think what it changes it changes a lot for the executive committee; it changes a lot for the CEO and for the CFO. Because rather than going and spending six weeks, eight weeks on the road talking to investors and selling the story, it’s very easy, there’s three investors. So it’s much easier to discuss. So there will be a lot more focus on the internal part of the company, rather than trying to spend our time outside. So I don’t have to go to investor conferences, we don’t have to go through presentations on the quarters. So yes, there’s a focus on results, but the focus on results is not per quarter, but it is a yearly performance.

Q:	But there’s one big change, you’re not staying?

A:	No, I would say that is an unfortunate part. I’ve discussed that long and hard what is right and wrong for the company to do. We were looking for a CEO, everybody has known, I’ve been very clear for that. The idea was that the CEO would come in the summer, so we’re making a lot of progress in terms of looking for that new person. And I would, in the beginning, flank that person and then become the chairman of the public quoted company. That is something which we’ve always said.

Now, with the new ownership, Bart Becht, because he’s the Chairman of JAB, will become the Chairman of the company. He’s put in his own money; he’s put in the family’s money, so it’s very correct that he will become the Chairman of the company. The CEO was already in line, so the moment the CEO is there and Bart is the Chairman, I think you can’t have two captains on a ship, because I think actually that’s worse than anything else, to have two people trying to do things; who do I look at, what do I do? And I feel very confident that the new ownership will continue what it is. Small changes there will be, but I think it’s better for all of us that I step back at the moment of the closure of the deal.

Q:	And can you tell me a little bit more about the timing of the process from here?

A:	I would say that by the end of the summer that is end of July, beginning of August, somewhere there, that we’ll have an official closure. And the closure is the moment when the ownership comes from one to the other.

Up until the closure the company is completely public and there’s no changes whatsoever. So, don’t think that we’re now in a limbo of three months, because that’s also an important part. There’s no limbo. And then I will be driving as hard, as I’ve always done, and I think you have to make your results, as you always should do. So from now until the closure it will be a completely public company, no changes whatsoever.

And then after the closure one and a half months, two months later it’s off the stock exchange and the company runs as a private entity.

[End]

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DEMB 1753 INTERNAL AUDIENCE ONLY

Joh. A. Benckiser’s offer for D.E Master Blenders 1753

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities, including shares in D.E MASTER BLENDERS 1753. The public offer for the outstanding ordinary shares of D.E MASTER BLENDERS 1753 described in this announcement (the “Offer”) has not commenced. At the time the Offer is commenced, the offeror will file a Schedule TO Tender Offer Statement with the U.S. Securities and Exchange Commission (the “SEC”), and D.E MASTER BLENDERS 1753 will file a Schedule 14D-9 Solicitation/Recommendation Statement with respect to the Offer. The Tender Offer Statement (including an offer memorandum (containing information required by the securities regulator in the Netherlands as well as the SEC), a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and other documents filed by the offeror or filed or furnished by D.E MASTER BLENDERS 1753 with the SEC will be available at no charge on the SEC’s website at www.sec.gov.

Interview with Bart Becht, Chairman, Joh, A. Benckiser, for D.E Master Blenders 1753 employees

Q:	Many of the employees within DEMB don’t know who JAB is and what they do. Can you explain a little bit more about them?

A:	JAB is a company which invests in categories and premium brands, which have very good growth potential over the long-run and that’s all in the consumer goods sphere, so we have basically stakes in a variety of consumer goods companies, where we are an active shareholder.

Having said that, we might be an active shareholder but we do not run, as a matter of policy or practice, the operations in the companies. We always leave that to management teams, so our focus is very much on making sure that we have the best management team possible in the company, with a clear strategy and clear priorities. But, beyond that, it is the existing management team and the employees who run the business, that’s not our job. We could never do that because we have a very small team.

Q:	But what are your plans from here?

A:	Our plans from here are very much in line with what management is thinking today. So we are very much supportive of what they’re doing from a strategic point of view, is to invest in its key brands behind innovation and product upgrades, product improvements and to generate margins and cash to provide the fuel, to invest in these brands. So we are very supportive of the current strategy that management has.

Q:	And, more immediately, what are the next steps, what should the employees expect from here?

A:	Well, it will be business as usual. In particular between signing and closing of the transaction. Clearly we cannot be involved with the business, because we don’t own the business. Having said that I very much look forward to meeting many of you the moment the deal is closed, so I can actually get to know you and to enjoy, basically, the opportunity that you’re pursuing.

[End]

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Master Blenders

Media Call

Friday, 12th April 2013

Transcript produced by Global Lingo

London – 020 7870 7100

www.global-lingo.com

Master Blenders Media Call	Friday, 12th April 2013

Participants

Jan Bennink, CEO of DE Master Blenders 1753

Bart Becht, Chairman of JAB

Operator: Ladies and gentlemen, good morning. Welcome to the call for the media of DE Master Blenders 1753, which is hosted by Jan Bennink, interim CEO, and accompanied by Bart Becht, Chairman of JAB. Before I give the floor to Mr Bennink, I would like to read the disclaimer so that every participant is aware of the content.

This communication is neither an offer to purchase or a solicitation of an offer to sell securities, including shares in DE Master Blenders 1753. The public offer for the outstanding ordinary shares of DE Master Blenders 1753 are described in the announcement that was released today, 12th April 2013, has not commenced. At the time, the offer is with the SEC and DE Master Blenders 1753 will file a schedule 14 D9 solicitation recommendation statement with respect to the offer and the tender offer statement, including an offer memorandum containing information required by the securities regulator in the Netherlands as well as the SEC. A related letter of transmittal and other offer documents and solicitation recommendation statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the intended offer. Those materials and other documents filed by the offer or filed or furnished by DE Master Blenders 1753 with the SEC will be available at no charge on the SEC’s website, www.sec.gov.

For your information, today’s conference is being recorded. I would now like to hand the call over to Mr Jan Bennink. Please go ahead.

Jan Bennink: Thank you very much. Good morning and welcome to everyone on the call and to those following this event on the internet. Thank you for joining us today. I am here with Bart Becht, partner and the Chairman of JAB, the company that leads the partnership that has made a full cash offer for DE Master Blenders 1753. DEMB’s board has capital reviewed JAB’s offer and based on this evaluation, the offer has received the full support and unanimous recommendation of the board. We are convinced that the new ownership structure creates significant value for our shareholders while preserving the best interests of all our stakeholders. Under the terms of the agreement, DEMB’s shareholders will receive €12.50 in cash per share, which represents a 30% premium over DEMB’s closing share of March 27, and a 36% over DEMB’s volume weighted average share price over the last three months of €9.18. It also represents a multiple of around 16 times as expected EBIDA based on analyst consensus.

As a board, we are agreed that the new ownership structure will support the successful execution of our growth strategy that will create one of the world’s leading coffee and tea companies. It will also provide additional opportunities to expand the product portfolio, strengthen competitive positions, and create new opportunities for the people of DEMB. Last but not least, the intended transaction does not pose any significant deal hurdles as there are no integration issues. So, there is a high level of deal certainty. Although DEMB’s ownership structure will change, our leading and iconic brands, products and market positions will remain.

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Master Blenders Media Call	Friday, 12th April 2013

Acknowledging the strength and importance of the Dutch home market, JAB has pledged to maintain and further invest in the centralised R&D centre and the two factories that are located in the Netherlands. JAB has also confirmed that DEMB’s head office will remain in Amsterdam.

The next steps in this process involve, among others, the formal bid by the JAB-led consortium, including the publication of the offer memorandum, consultation of DEMB’s workers’ council, obtaining the customer regulatory approvals as well as an extraordinary shareholder meeting in July. That is expected to take place in the first half of July, when this intended transaction will be discussed with our existing shareholders. We anticipate that the intended transaction will close some time in the second half of July 2013.

On a personal note, about two years ago we set out to create a pure play coffee and tea company, spinning out from Sara Lee with an ambitious strategy for growth. Today’s announcement is yet another milestone in the 260-year history of Master Blenders. It confirms the value of what has been achieved thus far and the high potential of the platform we have built for the future. The intended offer is testimony to the strength of DEMB’s brands, their leading market positions, and the promising strategy and innovation pipeline the company has developed. Of course, it is a great compliment to all the employees that have contributed to the company’s success. With that, I would like to hand the floor to Bart Becht, one of the partners of JAB, who will share his perspective on DEMB and the coffee category as well as the rationale of his intended offer. Following Bart’s remarks, we will accept questions from the conference call participants.

Bart Becht: We are pleased to announce and are very excited about our offer to acquire DE Master Blenders. You need to know that we love coffee. Some of us grew up with the DEMB brands like Douwe Egberts Aroma Rood and all of us are very excited about the potential of DEMB’s deep coffee and tea expertise and its strong brands. JAB and its partners intend to use DEMB as its platform for both organic growth as well as acquisitions in the fast moving consumer goods coffee and tea categories. In line with management’s current strategy, we believe DEMB can drive above industry average growth by investing in product quality and innovation in DEMB’s key brands.

The company has proven to be able to create game-changing innovations like Senseo in the past and the recent launch of Sarista. While JAB and its partners will be active shareholders, DEMB will be managed by a dedicated management team as JAB, as a matter of policy and practice, does not involve itself in running the day-to-day operations of its companies. As part of this, JAB has given a firm commitment to keep DEMB’s headquarters, R&D and plant facilities in the Netherlands. We will look forward to working with DEMB’s management and employees to achieve a smooth transition of the company to its new owners. We are now happy to take any questions.

Operator: We will now take our first question. Please go ahead.

Robin Van Daalen (Dow Jones): Thanks for your time. First off, there was an article in the Dutch daily FD today quoting your former CEO, Michael Herkemij, saying that there was a change in strategy and that was, for him, the reason to leave, because Mr Bennink decided that it would be a good idea to sell the company. Can you please respond to that?

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Master Blenders Media Call	Friday, 12th April 2013

Jan Bennink: You know, I have not actually read the article fully, because as you can imagine, I have been in full deal mode up until now, but if there is any change in my behaviour, there is absolutely no way that is the case, so I think I can completely deny that. There has never been an intent to sell this company. I think that none of these things are true.

Robin Van Daalen (Dow Jones): When did the talks with JAB start?

Jan Bennink: JAB came into our share capital in June/July, after the spin, and this was a complete surprise to us. So, that is actually when the talks started as a big investor. They have been talks to try to see whether we could keep JAB at a certain level and not above. Discussions were always non-committal from JAB. They have clearly stated that they are financial investors and did not want to do anything beyond that, in terms of committing for further share taking. As you can see now, we started our discussions in terms of this deal at the beginning of March.

Robin Van Daalen (Dow Jones): Thank you. Have there been any discussions with other potential buyers?

Jan Bennink: No, there have not.

Robin Van Daalen (Dow Jones): Thank you very much.

Question (Bloomberg News): I have two small questions, please. The first question is on the price. Could you explain the slight difference between the €12.75 and the €12.50? My second question is this: could you maybe give a bit more colour on potential synergies between DE and Caribou/Peet’s to create a leading coffee and tea company? Thank you very much.

Jan Bennink: Okay, good. I will take the first question and Bart will take the second question. In terms of price and €12.75 or €12.50, when the last press release went out at the price of €12.75, that was a price which was negotiated up by us. As happens in any deal, there are positives and negatives happening during a discussion. I think we ended up that €12.50 was the correct price for the company rather than €12.75 after looking at the positives and the negatives and still representing a very, very high premium over the average price and a very high EBITDA multiple. This is just a normal part of negotiation.

Bart Becht: On Peet’s Caribou and DEMB, we will not – and I cannot stress this enough – combine the two companies for a very simple reason. Peet’s Caribou is predominantly a retail shop, a company operating in North America. DEMB is a company that operates in the fast-moving consumer goods part of the coffee industry. They have no synergies and there are no synergies to be had between the two businesses. DEMB, going forward, will be our platform for both organic growth and acquisition in the fast-moving consumer goods side of the coffee and tea industry.

Question (IBM Financial News): Do you have any commitments from other shareholders to tender this year for the offer?

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Master Blenders Media Call	Friday, 12th April 2013

Jan Bennink: No. As has currently been announced, part of the tendering will happen in a process between signing and closing. There have been no other shareholders who have come forward in tendering their shares.

Dirk Voegels: Mr Bennink, will you continue as Chairman? Mr Becht, the reason behind the takeover and the strategy you outlined are similar to the strategy DE already outlined. Do you expect some synergy from DE in accordance with your strategy in coffee and tea, or was it just that DE was cheap for takeover?

Jan Bennink: We had discussions about whether I would stay around in the new consortium. As you know, we were looking for a CEO and that search continues. We have not found a candidate yet. In the old process, I would have been flanking the CEO as the Chairman. In this particular consortium, it is very difficult. It is logical that Bart would be the Chairman. It is not good to have two captains of a ship, so Bart will remain Chairman and, at the moment of closure, I will step down.

Bart Becht: I need to give you a bit of background about JAB. JAB is a company that invests in high-growth consumer goods categories and premium brands. Our focus is very much on the long term. We are investors with a time horizon that is more like 15–20 years. When we look at DEMB, we do not look necessarily at what the company is worth over the next one or two years; we look at the return on our investment over a 10–20-year period. You are absolutely right: we are completely aligned with management strategy, focusing on growth behind the key brands, innovation and improving the product. We are fully aligned with the strategy, but our time horizon is very different from investors who would be trading the stock on the Amsterdam Stock Exchange. We believe that, even at the price of €12.50, this is a very attractive opportunity.

Dirk Voegels: One of the discussions about the strategy of DE was that they were very fixed on Europe, which does not promise high growth in the near future. Is there a change of strategy, so you will also focus more on emerging markets?

Jan Bennink: The way we look at DEMB is as both an opportunity for organic growth in the markets where they are, as well as a platform for future acquisitions. DEMB will be the central pillar for us, as I said before, in the consumer goods part of the coffee and tea industry. Clearly, organic growth in existing markets includes not just Europe, but also Brazil, which is clearly a very exciting emerging market, but then beyond that we will look at acquisitions to complement the portfolio. They are very likely to include new countries.

Question (Dow Jones): My first follow-up question is for Mr Bennink. How long would it have taken you to create this value as a standalone company?

Jan Bennink: The board evaluated the offer from JAB on a longer period than if we had done it by ourselves or by JAB. The fact that we fully recommend this offer means that it is very interesting for our shareholders to do this on this basis because, on a standalone basis, it would have taken us a long time to get here.

Question (Dow Jones): Mr Becht, you said there were no synergies between your current assets and DEMB, but are you looking at ways for companies to cooperate? What will that look like? Can you give any more details about how the equity portion of the deal is being divided among partners in the consortium?

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Master Blenders Media Call	Friday, 12th April 2013

Bart Becht: We do not have a plan to cooperate with other companies, at this stage in the game, and I am not sure we will have in the future. As I said before, we are very much aligned with what management is trying to do in the company today. They are very much focused on driving its key brands for growth, behind innovation, and upgrading the product. We are very much aligned with that and very excited about that.

In terms of the equity portion, you have seen what that is. The bulk of that is provided by Joh. A. Benckiser. There are smaller parts that are divided between Société Familiale d`Investissements (SFI), Quadrant Capital Advisors and BDT Capital Partners. Behind BDT Capital Partners, there are a number of different parties. That is all I can tell you but, basically, JAB provides the bulk of the equity financing.

Jan Bennink: I would like to thank you for your attendance at such short notice. Thank you.

[END OF TRANSCRIPT]

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